UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 3, 2008**

PROVIDENT FINANCIAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**000-28304**	**33-0704889**
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

3756 Central Avenue, Riverside, California	**92506**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(951) 686-6060**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
     (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
     (17 CFR 240.13e-4(c))

<PAGE>

Item 7.01 Regulation FD Disclosure.

On October 3, 2008, Provident Financial Holdings, Inc. ("Corporation"), the holding company for Provident Savings Bank, F.S.B., posted an Investor Presentation on the Corporation's website, www.myprovident.com, under Presentations in the Investor Relations section. A copy of the Investor Presentation is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits

99.1   Investor Presentation of Provident Financial Holdings, Inc.

<PAGE>

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 3, 2008

PROVIDENT FINANCIAL HOLDINGS, INC.

/s/ Donavon P. Ternes
Donavon P. Ternes
Chief Operating Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)

<PAGE>

EXHIBIT 99.1

<PAGE>





June 30, 2008

www.myprovident.com

<PAGE>



Safe-Harbor Statement

Provident Financial Holdings, Inc.

This presentation contains statements that the Corporation believes are "forward-looking statements." These statements relate to the Corporation's financial condition, results of operations, plans, objectives, future performance or business. You should not place undue reliance on these statements, as they are subject to risks and uncertainties. When considering these forward-looking statements, you should keep in mind these risks and uncertainties, as well as any cautionary statements the Corporation may make. Moreover, you should treat these statements as speaking only as of the date they are made and based only on information then actually known to the Corporation. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors which could cause actual results to differ materially include, but are not limited to, the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs; changes in general economic conditions, either nationally or in our market areas; changes in the levels of general interest rates, deposit interest rates, our net interest margin and funding sources; fluctuations in the demand for loans, the number of unsold homes and other properties and fluctuations in real estate values in our market areas; results of examinations of us by the Office of Thrift Supervision and our bank subsidiary by the Federal Deposit Insurance Corporation, the Office of Thrift Supervision or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase our reserve for loan losses or to write-down assets; our ability to control operating costs and expenses; our ability to implement our branch expansion strategy; our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we have acquired or may in the future acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto; our ability to manage loan delinquency rates; our ability to retain key members of our senior management team; costs and effects of litigation, including settlements and judgments; increased competitive pressures among financial services companies; changes in consumer spending, borrowing and savings habits; legislative or regulatory changes that adversely affect our business; adverse changes in the securities markets; inability of key third-party providers to perform their obligations to us; changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board; war or terrorist activities; other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services and other risks detailed in the Corporation's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended June 30, 2008.

1

<PAGE>



Market Highlights

Provident Financial Holdings, Inc.

Provident Financial Holdings, Inc.	
Nasdaq GS:	PROV
Share price:	$9.44
52-week range:	$9.44 - $25.17
Shares outstanding	6,207,719 shares
Market cap:	$58.6 million
P/E (ttm):	67.43
EPS (ttm):	$0.14
Annual div & yield:	$0.40 (4.24%)
Div distribution date:	13-Jun-08
Div record date:	19-May-08
As of June 30, 2008	

<PAGE>




Organizational Chart



3

<PAGE>



PROV Overview

Provident
Provident Financial Holdings, Inc.

Regional Banking Services Company Based in the Inland Empire Area of Southern California

- Expanding customer base and market

- Strong mortgage operations

- Largest independent community bank headquartered in Riverside County, California

- Fifth largest deposit market share in the Riverside-San Bernardino RMA

4

<PAGE>

Provident Locations

Provident Financial Holdings, Inc.



Pleasanton, Northern California

Provident Bank
Full Service Offices:
- ⭐ Beaumont (Spring 2009)
- ⭐ Blythe
- ⭐ Canyon Crest, Riverside
- ⭐ Corona
- ⭐ Corporate Office, Riverside
- ⭐ Downtown, Riverside
- ⭐ Hemet
- ⭐ La Sierra, Riverside
- ⭐ Moreno Valley - Heacock St.
- ⭐ Moreno Valley - Iris Plaza. (September 2008)
- ⭐ Orangecrest, Riverside
- ⭐ Rancho Mirage
- ⭐ Redlands
- ⭐ Sun City
- ⭐ Temecula

Provident Bank Mortgage
Wholesale Offices:
- ✛ Pleasanton
- ✛ Rancho Cucamonga

Retail Offices:
- ✛ Glendora
- ✛ Riverside

5

<PAGE>

PROV Highlights

Financial Position:	As of 06/30/2008	As of 03/31/2007
Total Assets	$ 1.63 Billion	$ 1.77 billion
Loans Held for Investment	$ 1.37 Billion	$ 1.39 billion
Deposits	$ 1.01 Billion	$ 982.6 million
Equity	$ 124.0 Million	$ 131.5 million
Tangible Equity	$ 124.0 Million	$ 131.5 million

Financial Results:	Quarter Ended 06/30/2008	Quarter Ended 03/31/2007
Net (Loss) Income	$ (1.8) million	$ 2.4 million
Return on Average Equity	-5.55%	7.07%
Return on Average Assets	-0.43%	0.54%
Net Interest Margin	2.93%	2.49%
Efficiency Ratio	65.70%	61.11%
Total Loan Originations	$ 144.0 Million	$ 386.0 million
Provident Bank	$ 9.0 Million	$ 54.7 million
Provident Bank Mortgage ...	$ 135.0 Million	$ 331.3 million

6

<PAGE>



Total Assets



<PAGE>

Quarterly Net Income



8

<PAGE>



Pre-Tax Income - Operating Segments

(In Millions)

<PAGE>

Quarterly Net Interest Income



10

<PAGE>

Non-Interest Income



11

<PAGE>



Net Interest Margin



12

<PAGE>

Net Interest Margin vs. Fed Funds



	06/06	09/06	12/06	03/07	06/07	09/07	12/07	03/08	06/08
NIM (%)	2.82%	2.67%	2.50%	2.49%	2.37%	2.40%	2.42%	2.69%	2.93%
Fed Funds (%)	5.25%	5.25%	5.25%	5.25%	5.25%	4.75%	4.25%	2.25%	2.00%

13

<PAGE>

Operating Expenses



14

<PAGE>



G&A to Average Assets



15

<PAGE>



Efficiency Ratio



16

<PAGE>



Return on Average Assets



<PAGE>

Return on Average Equity



18

<PAGE>



Diluted Earnings per Share



19



Book Value per Share



20

<PAGE>






21

<PAGE>

Loan to Investment Mix



22

<PAGE>



Provident Bank Loan Originations (Primarily "Preferred Loans")



23

<PAGE>



Loan Portfolio Mix
(Loans Held for Investment)



"Preferred Loans" – Multi-Family, Commercial Real Estate, Construction and Commercial Business Loans.

24

<PAGE>



Asset Quality

Non-Performing Assets ("NPA") & NPA to Total Assets



	03/07	06/07	09/07	12/07	03/08	06/08
Non-Performing Assets	$14,680	$19,711	$20,591	$24,372	$27,292	$32,548
NPA to Total Assets	0.83%	1.20%	1.28%	1.49%	1.63%	1.99%

25

<PAGE>



Asset Quality

Provident Financial Holdings, Inc.



Provision for Loan Losses (PLL) &
Allowance for Loan Losses to Loans Held for Investment (ALL to LHI)

	03/07	06/07	09/07	12/07	03/08	06/08
PLL	$1,185	-$490	$1,519	$2,140	$3,150	$6,299
ALL to LHI	1.12%	1.09%	1.13%	1.22%	1.18%	1.43%

26

<PAGE>



Transaction Accounts, CDs & Borrowings



27

<PAGE>

Deposit Composition





28

<PAGE>





Mortgage Banking



29

<PAGE>



Provident Bank Mortgage Loan Originations

(In Millions)

(Quarter Ended)	03/07	06/07	09/07	12/07	03/08	06/08
Portfolio	$37	$39	$34	$33	$32	$21
Saleable	$294	$189	$97	$98	$86	$114

■ Saleable ■ Portfolio

30

<PAGE>

PBM Purchase vs. Refinance



(Quarter Ended)	03/07	06/07	09/07	12/07	03/08	06/08
Refinance	65%	73%	61%	59%	64%	34%
Purchase	35%	27%	39%	41%	36%	66%

31

<PAGE>



Loan Sale Margin



32

<PAGE>



Capital Management

33

<PAGE>



Stockholders' Equity



34

<PAGE>



Share Repurchase Program



	03/07	06/07	09/07	12/07	03/08	06/08
Shares Repurchased	194,580	168,491	150,712	36,369	0	0
Average Cost per Share	$27.62	$24.79	$22.40	$19.24	$0.00	$0.00

(Quarter Ended)

35

<PAGE>

Cash Dividend per Share



36

<PAGE>

Consolidated Capital Ratio



Equity to Assets

37

<PAGE>



Bank Capital Ratio



Tier 1 Core Capital Ratio

38

<PAGE>



Value Proposition

Provident Financial Holdings, Inc.



Stock Price to Tangible Book Value Multiple

	Sep 2006	Dec 2006	Mar 2007	Jun 2007	Sep 2007	Dec 2007	Mar 2008	Jun 2008
Price/TBV	1.50x	1.52x	1.37x	1.24x	1.10x	0.81x	0.78x	0.47x

39

<PAGE>



Stock Performance



	Dec 2006	Mar 2007	Jun 2007	Sep 2007	Dec 2007	Mar 2008	Jun 2008
PROV	$100	$91	$83	$75	$56	$55	$33
Nasdaq Bank Index	$100	$102	$110	$104	$89	$81	$80
Nasdaq Stock Index	$100	$101	$109	$115	$113	$97	$99

Assumes that the value of the investment in the Company's Common Stock and in each Index was $100 on December 31, 2006 and that all dividends were reinvested.

40

<PAGE>





Provident Financial Holdings, Inc.



www.myprovident.com

41

<PAGE>